

February 10, 2014

BY E-Mail

Arthur D. Woods, Esq.
Vice President
Transamerica Financial Life Insurance Company
570 Carillon Parkway
St. Petersburg, FL 33716

> Re: Transamerica Life Insurance Company
>   Separate Account VUL 3
>   Initial N-6 Registration Statement (File Nos. 333-192793; 811-09715)
>
>   Transamerica Financial Life Insurance Company
>   TFLIC Series Life Account
>   Initial N-6 Registration Statement (File Nos. 333-192820; 811-8878)

Dear Mr. Woods:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on December 12, 2013 and December 13, 2013, respectively. The registration statements received a full review. Based on our review, we have the following comments. The page numbers refer to the EDGAR copy of the TFLIC Series Life Account filing, unless stated otherwise.

Introduction

1. The third paragraph on the prospectus cover page states "[c]ertain funds may not be available." Please supplementally explain why prospectuses would be delivered for funds that are not available for purchase under the contract, and revise the referenced language as appropriate. (page 4)

Policy Benefits/Risks Summary

2. Under the heading "Bands of Coverage," please revise the statement "[g]enerally, the higher the band the lower the charges," to clarify that the higher band will have a lower charge rate, as a percentage of the amount covered, and that the dollar value of charges may be higher. (page 10)

3. Under the heading "Choice of Death Benefit Option," please consider briefly describing the three death benefit options. (page 10)

4. Under the heading "Supplemental Benefits and Riders," please describe all of the riders offered as is done with the "Long Term Care Rider" so as not to highlight one rider over another or to suggest that any one rider is not optional. (page 12)

5. Please make the heading "Policy Risks" more prominent, as is the case for Policy Benefits. (page 12)

6. Parts of certain sentences are bolded (*i.e.* "Upon receipt of" under the section titled "Death Benefit" (page 11); "If you allocate net premiums and" under the section titled "Investment Risks" (page 14)). Please confirm these words should be bolded or adjust the typeface.

7. Under the heading Risks of Managing General Account Assets, please revise the disclosure to make clear that the general account also supports policy benefits other than the death benefit (*e.g.*, the fixed account). (page 14)

8. Under the section titled "Premium Payments," the disclosure says to refer to the section titled "Premiums," for more details under which the registrant may restrict or refuse additional purchase payments. However the section titled, "Premiums" (page 59) does not include these details. Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 14 and 59)

9. Under the section titled, "Risks of Managing General Account Assets," please consider whether the merger of TALICNY will impact general account assets. The disclosure currently indicates that general account assets are subject to "risks normally associated with the portfolio."   (page 14 and 31)

Fee Table

10. In the Transaction Fees table, please revise the "Guaranteed Charge" heading to read "Maximum Guaranteed Charge." (page 17)

11. In the Transaction Fees table, please include the fees described in footnote 2 in the table. (page 17)

12. In the Cost of Insurance line item, the parenthetical suggests that the fees shown do not reflect "extra ratings." However, the maximum fee in the table, which excluded extra ratings, and the footnote that includes extra ratings reflect the same maximum value. Please revise or advise. Please note that the table must reflect the maximum fees. Please make corresponding changes to other fee table line items that contain the "without Extra Ratings" parenthetical. (page 20)

13. The line item "Disability Waiver of Premium Rider" uses the term "monthly rider benefit." Please define this term. (page 26)

14. In footnote 28 relating to the Additional Insured Rider, please clarify the meaning of "some combination of" with respect to the determination of Additional Insured Rider cost of insurance charges. (page 26)

15. Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 31)

Premium Expense Charge

16. With respect to the Separate Account VUL 3, please clarify that the charges listed for residents of Puerto Rico are a percentage of premium payments. (page 35)

Mortality and Expense Risk Charge

17. Please describe in greater detail the consideration to be received by policy holders for the deduction of Mortality and Expense risks. *See* Item 5(a) of Form N-6. We note that "services rendered," "expected expenses," and "risks assumed" appear to be non-specific examples of consideration. (page 46)

Transfer Charge

18. Please revise the disclosure to explain the various types of transfers that result in the charge (*e.g.*, transfers between sub-accounts and transfers to and from the basic interest account). (page 48)

The Funds

19. Under the heading, "Selection of Underlying Funds," please remove the references to "newspapers and financial and other magazines" in the following sentence or explain supplementally why the inclusion of such references are appropriate. "(O)ther sources such as the Fund's website or newspapers and financial and other magazines provide more current information…" (page 39)

Monthly Deductions

20. Please consider revising the order of the Bullets to correspond to the order of the discussion of the various monthly deductions. (page 42)

21. Under the heading, "Cost of Insurance Charge," in the sixth paragraph under the band amounts (on page 44), the disclosure states that "[d]ecreases in face amount will be applied on a last-in, first-out basis to the face amount in force, and will first reduce the face amount provided by the most recent increase in face amount in force, then reduce the next most recent increases, successively, and thereafter reduce the initial face amount." Please explain supplementally what is meant by the term "in force."

Rider Charges

22. The disclosure lists charges for some riders, but not all riders. Please list the specific charges for each rider. (page 49)

Revenues We Receive

23. Please include information as of 2013, if possible. (page 51)

The Policy

24. The prospectus states that "Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences." Please confirm that the prospectus describes all material rights and obligations under the policy. (page 53)

Backdating a Policy

25. Please explain supplementally when an Insured would want to backdate a policy. (page 59)

26. Please confirm that the first paragraph is complete. (There is no punctuation at the end of first paragraph).

Premium Limitations

27. The prospectus reserves the right for the insurer to refund any purchase payments in a twelve-month period that exceed a given value. Please clarify if this refund will be subject to a withdrawal charge and/or tax consequences. Please also disclose that the refund may increase charges by increasing the net amount at risk and may increase the chance that the policy may lapse. (page 64)

Conversion Rights

28. Please clarify what a "material change in the investment policy of any fund" refers to. Does this refer to any change to the principal strategies, changes in fundamental policies, or some other standard? (page 72)

Persistency Credit

29. Please include what a "persistency credit" actually is/entails. The disclosure only states that a "policy may be eligible for a persistency credit." (page 78)

Increasing/Decreasing the Face Amount

30. Please revise this section to include the maximum face amount increase and any requirement for additional evidence of insurability at time of increase of face amount. See Item 8(a) of Form N-6. (page 89-90)

Overloan Protection Rider

31. Please clarify whether there is any benefit of having this rider if it is not exercised. Please revise disclosure that says, "[t]here is no charge for this rider unless you exercise it." This implies there is a benefit for having the rider even if is not exercised. (page 115)

Reduced Paid-Up Insurance

32. Please define "Reduced Paid-Up Insurance." (page 128)

Goal Tracker

33. Please confirm supplementally that the Goal Tracker tool does not provide any investment advice. (page 139)

Illustrations

34. Please include the illustrations fee in the transactions fee table. In addition, please clarify if there is any fee associated with the Goal Tracker. (page 139).

Defined Terms

35. Please capitalize all defined terms and use them consistently throughout the registration statement. Please also define all capitalized terms when first used if not otherwise defined (*e.g*., Conversion Rights and Partial Surrender Charge).

36. Please clarify the meaning of "form we accept" as used in connection with the definitions of "Good Order" and "Written Request."

Other comments

37. **Location of Records** – With respect to the Separate Account VUL 3 prospectus, the prospectus cites both www.westernreserve.com and www.mytransamerica.com interchangeably for the location of certain records. Please resolve this apparent inconsistency.

38. **Powers of Attorney** – Please submit the powers of attorney so that they will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

39. **Series and Class Identifiers** – Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

40. **Guarantees and Support Agreements** – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations under the policy or whether the company will be primarily responsible for meeting any such obligations.

41. **Financial Statements, Exhibits, and Other Information** – Please confirm that the exhibits and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

42. **Tandy Representation** – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

    Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6478. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at vroman-leea@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel
Disclosure Review Office